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Exhibit 11.

Statement re: Computation of Earnings Per Share

Earnings per share for the years ended September 30, 1997 and 1996 is based on net income of $2,637,000 and $885,000, respectively, divided by the weighted average number of shares and equivalent shares outstanding during the periods of 1,161,885 and 1,191,583, respectively.

Earnings per share for the period from January 25, 1995 (the date of the initial public offering) through September 30, 1995 is based on income of $928,000 divided by the weighted-average number of shares and equivalent shares outstanding during the period of 1,254,237 . Since the initial offering was completed on January 25, 1995, earnings per share information for prior years is not applicable.